UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                         Commission File No.: 000-51007


                           NOTIFICATION OF LATE FILING


(Check One): |_| Form 10-K, |_| Form 20-F, |_| Form 11-K, |X| Form 10-QSB,
             |_| Form N-SAR

                        For Period Ended: August 31, 2005
                                          ---------------

                        |_| Transition Report on Form 10-K
                        |_| Transition Report on Form 20-F
                        |_| Transition Report on Form 11-K
                        |_| Transition Report on Form 10-Q
                        |_| Transition Report on Form N-SAR

                        For the Transition Period Ended: ____________


      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

                                     PART I
                             REGISTRANT INFORMATION


NanoSensors, Inc.
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Full Name of Registrant

Not Applicable
-------------------------
Former Name if Applicable

1800 Wyatt Drive, Suite #2
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Address of Principal Executive Office (Street and Number)

Santa Clara, CA 95054
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City, State and Zip Code


                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)   The subject annual report, semi-annual report, transition report on
|X| Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The information necessary to complete NanoSensors, Inc.'s (the "Registrant") Quarterly Report on Form 10-QSB for the quarter ended August 31, 2005 could not be obtained on a timely basis without unreasonable effort or expense to the Registrant in its ordinary course of business. On August 18, 2005, Lazar, Levine & Felix LLP ("LLF") was appointed as the independent public accountant for the Registrant for the year ending November 30, 2005, replacing Madsen & Associates, Inc. ("Madsen"). LLF did not have sufficient time to ascertain the required information for the Form 10-QSB for the quarter ended August 31, 2005.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Dr. Ted Wong            408           855-0051
      ------------        ----------   ----------------
         (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


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                                NanoSensors, Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  October 17, 2005                         NanoSensors, Inc.


                                                By: /s/ Dr. Ted Wong
                                                  ------------------------------
                                                  Dr. Ted Wong
                                                  Chief Executive Officer